
03023522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 1-8504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIFIRST CORPORATION PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, MA 01887


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

REQUIRED INFORMATION

A. Financial Statements: Audited financial statements of UniFirst Corporation Profit Sharing Plan.

1. Independent Auditors' Report
2. Statement of Net Assets Available for Benefits
3. Statement of Changes in Net Assets Available for Benefits
4. Notes to Financial Statements
5. Supplementary Information:

   Schedule I - Schedule of Assets Held for Investment Purposes

B. Exhibits:

1. Consent of Belanger & Company, P.C., Independent Public Accountants.

Belanger&Company, P.C.

A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

INDEPENDENT AUDITORS' REPORT

To the Trustees
Unifirst Corporation Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for benefits of the Unifirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplementary schedule of assets held for investment purposes as of December 31, 2002. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Merrill Lynch, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certifications from the trustee as of and for the year ended December 31, 2002, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards, and in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

May 8, 2003
Chelmsford, Massachusetts

UniFirst Corporation Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31,	
	2002	*2001*
Assets:		
Investments (Note 3)	$ 90,148,689	$ 96,714,344
Receivables:		
Employer contribution	2,951,273	2,961,635
Other	16,034	42,840
Total receivables	2,967,307	3,004,475
Total assets	93,115,996	99,718,819
Liabilities:		
Accounts payable	36,284	-
Accrued expenses	10,305	45,991
Total liabilities	46,589	45,991
Net assets available for benefits	$ 93,069,407	$ 99,672,828

See accompanying notes to the financial statements.

UniFirst Corporation Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2002
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	$	(12,014,943)
Interest		434,487
Dividends		3,174,050
Other		(42,254)
		(8,448,660)
Less investment expenses		(868)
		(8,449,528)
Contributions:		
Participant		5,296,640
Employer		5,836,798
		11,133,438
Total additions		2,683,910
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		9,248,491
Administrative expenses (Note 4)		38,840
Total deductions		9,287,331
Net increase (Decrease)		(6,603,421)
Net assets available for benefits:		
Beginning of year		99,672,828
End of year	$	93,069,407

See accompanying notes to the financial statements.

(1) PLAN DESCRIPTION

(a) General Provisions

UniFirst Corporation Profit Sharing Plan (the Plan) is available to all full and part-time employees of UniFirst Corporation, UniFirst Holdings, L.P. and UniTech Services Group, Inc. who are not covered under a collective bargaining agreement. Non U.S. employees of certain direct and indirect foreign subsidiaries do not participate. Employees become eligible to participate in the Plan on the 91st day following their first hour of service.

(b) Plan Administration

Trustees are appointed by the Board of Directors of the UniFirst Corporation. The Trustee of the Participant-Directed Trust is Merrill Lynch Trust Company of America.

(c) Employer Contribution

UniFirst Corporation provides for a Company matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of members' Code Section 401(k) deferrals for the first 3% of the compensation they contribute and 50% of the next 2% contributed.

The Company may elect to make a discretionary profit sharing contribution to the Plan as determined annually by the Board of Directors of UniFirst Corporation, but may not exceed the maximum allowable under the Internal Revenue Code (IRC).

(d) Member Contributions

Member contributions through compensation reduction are allowed. The amount of compensation reduction is subject to certain limits in effect under the IRC.

(e) Members' Accounts and Vesting

Members' non-Section 401(k) account balances become 100% vested after the fifth year of service. In the event of death, retirement or permanent disability, any member's account becomes fully vested. Members' Section 401(k) balances and the company's matching contribution vest immediately.

Annual employer contributions and forfeitures of unvested amounts from terminating members are allocated to members' account balances based on members' covered compensation. Income from investments, realized gains and losses, and unrealized market appreciation or depreciation of investments are allocated to members' account balances based on the amount of the individual members' balances during the Plan year.

(f) Investment Options

The Plan permits participants to self-direct the investments of their individual investment accounts. This is composed of all of their 401(k) employee contribution account, the corresponding company match, the employer contribution and forfeiture account, all of their rollover accounts (if any) and related investment gains and losses. Participants can select among twelve different investment funds, three Merrill Lynch GoalManager™ Model Portfolios and UniFirst Corporation Common Stock. A brief description of the investment objective of each investment option offered to participants follows:

The Merrill Lynch Retirement Preservation Trust

This is a collective trust, which seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

The Merrill Lynch U.S. Government Mortgage Fund (Class A Shares)

This Fund seeks high current return through investments in U.S. government and government agency securities, including Government National Mortgage Association (GNMA) mortgage-backed securities and other mortgage-backed government securities.

The Merrill Lynch Global Allocation Fund, Inc. (Class A Shares)

This Fund seeks high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

The Merrill Lynch Balanced Capital Fund, Inc. (Class A Shares)

This Fund seeks the highest possible total return consistent with prudent risk primarily through a fully managed investment policy that permits management of the Fund to vary investment equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund will maintain a minimum of 25% in fixed-income securities at all times.

The Merrill Lynch Basic Value Fund, Inc. (Class A Shares)

This Fund seeks capital appreciation, and, secondarily, income, by investing in securities, primarily equities, believed by Fund management to be undervalued.

The Merrill Lynch Small Cap Value Fund, Inc. (Class A Shares)

This Fund seeks long-term growth of capital by investing in securities, primarily common stocks, of relatively small companies believed by Fund management to have special investment value and emerging-growth companies regardless of size.

The Merrill Lynch Equity Index Trust

This trust seeks to provide investment results that replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index.

Davis New York Venture Fund (Class A Shares)

The focus of this Fund is to find growing companies that are selling at value prices and holding on to them for the long term. To gain a competitive edge, they focus on companies with top-quality management teams who respond creatively to change.

Fidelity Advisor Overseas Fund (Class T Shares)

This Fund seeks long-term growth of capital by investing primarily in foreign securities. The Fund's managers allocate investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity Advisor Equity Growth Fund (Class T Shares)

This fund seeks attractively priced stocks of companies that demonstrate the potential for above-average earnings and revenue growth. The Fund may invest in securities of foreign issuers in addition to securities of domestic issuers.

The PIMCO Total Return Fund (Class A Shares)

This Fund seeks maximum real return and preservation of real capital by investing in intermediate maturity fixed income securities.

Van Kampen Emerging Growth Fund (Class A Shares)

This Fund seeks capital appreciation by investing primarily in common stocks of emerging-growth companies.

GoalManager Model Portfolios

GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks.

There are three GoalManager Model Portfolios available in the Plan. Following is the break down of the funds that make up the respective GoalManager Model Portfolios:

Conservative Model	
Merrill Lynch Retirement Preservation Trust	40%
PIMCO Total Return Fund	40%
Davis New York Venture Fund	6%
Fidelity Advisor Equity Growth Fund	6%
Van Kampen Emerging Growth Fund, Inc.	2%
Fidelity Advisor Overseas Fund	6%

Moderate Model	
Merrill Lynch Retirement Preservation Trust	25%
PIMCO Total Return Fund	25%
Davis New York Venture Fund	13%
Fidelity Advisor Equity Growth Fund	12%
Van Kampen Emerging Growth Fund, Inc.	13%
Fidelity Advisor Overseas Fund	12%

Aggressive Model	
Merrill Lynch Retirement Preservation Trust	5%
PIMCO Total Return Fund	5%
Davis New York Venture Fund	20%
Fidelity Advisor Equity Growth Fund	20%
Van Kampen Emerging Growth Fund, Inc.	25%
Fidelity Advisor Overseas Fund	25%

UniFirst Corporation Common Stock

Funds are invested in Company common stock, which is listed on the New York Stock Exchange. This option is a single investment and not a diversified fund, so it generally carries more risk than the other investment choices.

(g) Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions.

(h) Loans to Plan Members

The Plan allows loans to members up to the lesser of the following amounts: (i) 50% of the member's total vested account balance; (ii) 100% of the member's balance in the Participant-Directed Trust; (iii) $50,000 minus the participant's highest Plan loan balance in the previous 12 months; (iv) the amount of loan which the Trustees determine can be reasonably paid from a participant's wages.

(i) Termination of Plan

In the event of termination of the Plan, the members and beneficiaries of deceased members shall have a fully vested interest in the amount credited to their respective accounts at the time of such termination.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting with all assets of the Plan stated at fair market value.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) Federal Income Taxes

On December 7, 1995, the Internal Revenue Service issued a favorable determination letter that the Plan, as restated, qualifies under the provisions of the Tax Reform Act of 1986 and continues to qualify in form under Section 401 of the IRC. The Trust, which holds Plan assets, accordingly continues to be qualified for exempt status under code Section 501(a). Additionally, management believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Due to the qualified status of the Plan and its related Trust under Code Sections 401 and 501 respectively, members of the Plan are not taxed currently when amounts, including employer contributions, member salary deferrals, forfeitures from non-vested members, and investment gains, are allocated to their Plan accounts. Similarly, realized investment gains of Plan assets are not taxable to the Trust. Members who receive distributions are subject to special tax treatment on distributions pursuant to Code Sections 72 and 401.

(d) Administrative Expenses

It is the current policy of UniFirst Corporation to assume certain administrative costs of the Plan.

(3) INVESTMENTS

The fair market value of individual investments that represents 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Merrill Lynch Retirement Preservation Trust	$ 19,492,616	$ 18,151,766
Merrill Lynch U.S. Government Mortgage Fund	7,496,132	6,384,884
Merrill Lynch Global Allocation Fund, Inc.	8,943,390	9,974,433
Merrill Lynch Balanced Capital Fund, Inc.	8,242,949	9,805,226
Merrill Lynch Basic Value Fund, Inc.	10,987,267	13,042,863
Merrill Lynch Small Cap Fund, Inc.	5,975,058	7,071,556
PIMCO Total Return Fund	6,789,320	6,509,320
Loan Fund	5,585,773	5,286,128

During the year ended December 31, 2002, the Plan's investments, including investments bought, sold and held during the year, increased (decreased) in value as follows:

UniFirst Corporation Common Stock	$ (358,106)
Mutual Funds	(11,656,837)
	$ (12,014,943)

(4) RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $38,840 for the year ended December 31, 2002.

(5) INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by the trustee:

	December 31, 2002
Investments, at fair value:	
Mutual funds	$81,575,882
UniFirst Corporation common stock	2,987,034
Participant loans	5,585,773
Investment income	(8,449,528)
Benefits paid to participants	9,248,491

UNIFIRST CORPORATION PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2002

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	
	2002	2001
Net assets available for plan benefits per the financial statements	$ 93,069,407	$ 99,672,828
Amounts allocated to withdrawing participants	-	(523,598)
Net assets available for plan benefits per Form 5500	$ 93,069,407	$ 99,149,230

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,2002
Benefits paid to participants per the financial statements	$ 9,248,491
Add: Amounts allocated to withdrawing participants at December 31, 2002	-
Less: Amounts allocated to withdrawing participants at December 31, 2001	(523,598)
Benefits paid to participants per the Form 5500	$ 8,724,893

UNIFIRST CORPORATION PROFIT SHARING PLAN

Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 2002
Plan #001
EIN - 04-2103460

	Number of Shares	Fair Market Value
UniFirst Corporation Common Stock*	147,873	$ 2,987,034
Common/Collective trusts:		
Merrill Lynch Retirement Preservation Trust*	19,492,616	19,492,615
Merrill Lynch Equity Index Trust*	7,928	496,680
Total Common/Collective trusts		19,989,295
Mutual funds:		
Merrill Lynch U.S. Government Mortgage Fund (Class A Shares)*	724,264	7,496,132
Merrill Lynch Global Allocation Fund, Inc. (Class A Shares)*	781,449	8,943,390
Merrill Lynch Balanced Capital Fund, Inc. (Class A Shares)*	370,303	8,242,949
Merrill Lynch Basic Value Fund, Inc. (Class A Shares)*	470,345	10,987,267
Merrill Lynch Small Cap Value Fund, Inc. (Class A Shares)*	329,386	5,975,058
Davis New York Venture Fund (Class A Shares)	177,352	3,713,756
Fidelity Advisor Equity Growth Fund (Class T Shares)	96,191	3,248,373
Fidelity Advisor Overseas Fund (Class T Shares)	253,152	2,792,264
PIMCO Total Return Fund (Class A Shares)	636,300	6,789,316
Van Kampen Emerging Growth Fund, Inc. (Class A Shares)	118,958	3,361,747
Total Mutual funds		61,550,252
Member loans (interest rates ranging from 6.25% to 11%)*		5,585,773
Cash		36,335
Total investments		$ 90,148,689

**Represents a Party-in-interest*

See accompanying notes to financial statements.

This schedule does not disclose the historical cost of the Plan's assets held by the investment manager because all funds are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 13, 2003

By: 
Ronald D. Croatti,
Trustee

By: 
John B. Bartlett,
Trustee

Belanger&Company, P.C.

A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 8, 2003 on our audits of the financial statements of the Unifirst Corporation Profit Sharing Plan as of December 31, 2002 and 2001, which report is included in this Form 11-K, into the Company's previously filed Registration Statement, on Form S-8, File No. 33-60781.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 12, 2003